Filed by: Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pacific Premier Bancorp, Inc.
Commission File No.: 000-22193

This filing relates to the proposed transaction between Pacific Premier Bancorp, Inc. (“Pacific Premier”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia, Pacific Premier and Balboa Merger Sub, Inc.

On April 28, 2025, the following communication was sent to employees of Pacific Premier.

1 Employee Packet In this packet, you will find answers to questions about the acquisition. Member FDIC

2 All Employee FAQ General Information Why pursue a merger? This merger aligns with our primary goal of growing our franchise while remaining responsive to the needs of our clients and communities and delivering long-term value for our shareholders. Joining Umpqua Bank gives us the scale we need while preserving our relationship-based client experience and allowing us to continue to meet the needs of our employees, communities, and shareholders. Who is Umpqua Bank? Umpqua Bank is the third largest bank headquartered on the West Coast with over $50 billion in assets. They operate approximately 300 locations in Washington, Oregon, California, Nevada, Arizona, Colorado, Utah and Idaho. Based in Lake Oswego, Oregon and founded in 1953, the bank is a subsidiary bank of Columbia Banking System, Inc. and serves businesses and individuals through a relationship-style of banking that provides the personalized service of a community bank.

3 Why Umpqua Bank? Umpqua shares our values and dedication to a client-centric approach, positive employee work experience and supporting our communities. Joining Umpqua will provide our clients access to expanded products and services, including leasing through Financial Pacific Leasing and additional niche business expertise in healthcare, agriculture and Native American banking, as well as home lending, and enhanced treasury management, global payments and fraud prevention. Umpqua offers fiduciary trust solutions through Columbia Trust Company, which complements the services available through Pacific Premier Trust, providing clients with a robust combined trust offering. Additionally, Umpqua provides private banking, investment and insurance options through its Columbia Wealth Management division. Umpqua Bank’s Do Right Together culture complements our Success Attributes. Their values include trust, empathy, teamwork and building relationships, as well as growth, heart, ownership, and enjoyment. Reflective of their values, Umpqua distributes millions annually in contributions, sponsorships, and grants through the bank and the Umpqua Charitable Foundation. When will the merger take place? The transaction is subject to regulatory and shareholder approvals. This process will unfold over the months to come, and we anticipate a close later in 2025. Until then, Pacific Premier will remain a separate, independent company, and we will continue to operate as usual. This means we each must continue to focus on our day-to-day responsibilities to support our clients and communities. Will the bank’s name change and when? Our name will change to Umpqua Bank at closing. At that time, you will receive Umpqua Bank branded supplies, and our systems will be updated to reflect the Umpqua Bank name. Building signage will receive temporary banners with the Umpqua Bank name and logo. In addition to the merger with Pacific Premier, Umpqua Bank will change its name to Columbia Bank later this year. At that time, our name will change to Columbia Bank,

4 What effect does this transaction have on our current planned objectives? Our objectives remain unchanged. We want to continue to grow by serving existing clients and bringing new clients into the bank and to Pacific Premier Trust. How will integration work? The integration process will be led by an Integration Management Office (IMO) with representation from Pacific Premier and Umpqua leadership, leveraging a workstream methodology. Workstreams will address employee and customer changes in technology, products, procedures, and policies. What is the timeline for the integration process? Integration work will begin immediately. The Integration Management Office is being formed and will begin their planning as we work toward closing the transaction. you will receive Columbia Bank branded supplies, our systems will be updated to reflect the Columbia Bank name, and building signage will change to the Columbia Bank name and logo.

5 Clint Stein Chief Executive Officer Tory Nixon President, Commercial Banking Chris Merrywell President, Consumer Banking Who are the members of the Umpqua Bank Executive Team? The Umpqua Bank executive team is looking forward to meeting you and getting to know you. Over the next few months, members of the team will visit our locations and host opportunities to ask questions and share more about Umpqua Bank culture. A list of the full executive team can be found on UmpquaBank.com. If I am contacted by the press, what should I do? A member of the press may contact you looking for a comment on the merger. Our employee media policy remains intact. Do not comment or communicate with external parties about the merger. Do not speak with the press. Please direct all press inquiries to media@ppbi.com immediately. Where can I find more information about Umpqua? Information about Umpqua Bank products and services can be found at UmpquaBank.com. Additional information surrounding the transition, Umpqua’s Do Right Together culture and your new partners will be shared in the coming weeks through regular communication.

6 How will I receive news and information about the merger? A new intranet designed to connect our banks is under construction and will be available as soon as possible. “The Bridge,” as the site is called, will host all news and documentation related to the merger, as well as contact information to help facilitate communication. Once access to the site has been established, we will get you connected. You will also receive regular communication through email. A regular newsletter from the Integration Management Office will begin distribution once the office is up and running. Additional communications and merger-related information will also be distributed periodically through a special “Umpqua Integration” email address. Our goal is to make sure you have all the information you need to help clients and each other navigate the integration seamlessly. How can I ask a question or express a concern during the transition? We understand that you may have questions, and we want to answer them as quickly as we can. At this time, you may ask your manager or submit any questions you have to humanresources@ppbi.com or by calling the Pacific Premier HR Hotline at 949.526.7207. We will work with Umpqua to answer your questions as quickly as possible.

7 Team Member Information When will I know my role in the combined company? We understand how important this information is to you and your family, and we are committed to getting this to you as soon as possible. We anticipate that some positions will, unfortunately, be eliminated. Umpqua Bank and Pacific Premier management teams will collaboratively evaluate the organization as quickly as possible. All Pacific Premier employees will receive notification that they fall into one of three categories: Continuing employee — you will be retained, and details will be provided regarding your role in the combined organization. Position elimination at close — you will be released at the close of the acquisition. Position elimination after a specified period — your skills are needed beyond the close of the acquisition and you will be retained for a pre-determined specified period post-close and then released. For those whose positions are eliminated, our severance program will include two weeks of base salary/wages for every year worked with a minimum of two weeks and up to a maximum of 26 weeks (6 months). For example, an employee with a 5 year tenure would receive 10 weeks of severance. In addition to the severance program, we are going to pay a prorated target bonus for 2025 for time worked through termination. For example, if the merger closes on September 30th and your termination/release date is at Close, you will receive the equivalent of 9/12ths or 75% of your “target bonus” for your position. If your position release date is conversion plus 30 days, you will receive 100% of your 2025 target bonus. If you are a Continuing employee, you will receive a target bonus as part of the Umpqua annual compensation cycle. Lastly, in some special situations, additional retention may be offered for critical operational roles key to the transition.

8 (Severance, bonus and retention if awarded, is subject to the terms of the severance agreement). Pacific Premier is passionate about the commitment of its people to the success we all have achieved, and this generous retention program is a demonstration of Pacific Premier’s commitment back to the team. Information about the timing of employment decisions will be provided as soon as it is available. Will my title or salary change? Job titles will be reviewed and integrated into Umpqua Bank’s job families following the close of the merger. More information on any changes will be available at that time. Will I have to relocate? We don’t anticipate many relocations will be necessary as we work to combine teams. Umpqua Bank operates teams in a variety of locations across our shared footprint and collaboration technology has significantly enhanced this capability. Although many relocations are not expected, team members may find it appealing to explore additional employment opportunities across Umpqua’s eight-state area. Where will I be able to check for job openings in the combined bank? At the close of the merger, open positions will be posted to Umpqua Bank’s internal job listing site, which will be available through The Bridge, a new intranet that will be shared between both banks. While positions will continue to be posted on external sites, some positions are only offered to internal team members. It is best to use the link to Umpqua’s internal job listing site on The Bridge when it becomes available to ensure you see a complete list of available positions. Should I continue having my Let’s Talk conversations with my manager? Yes. Let’s Talk is designed to facilitate ongoing, meaningful discussions about your performance and growth throughout the year. Umpqua has a performance assessment process that takes place in the first quarter. After the merger is finalized, you will receive information explaining how the Let’s Talk program will integrate into Umpqua’s process.

9 What will happen to my current benefits? Team members will continue to be covered under the current benefits program at this time. We anticipate closing the merger later in the year. Following that timeline, benefits would transition to those offered by Umpqua Bank during the next open enrollment period. Both companies offer comparable and competitive benefits solutions. At Umpqua Bank, these include: What will happen to our incentive plans? Umpqua Bank operates competitive incentive plans that reward team members for their contribution to the bank’s success. There will be no changes to our 2025 incentive plans, and we anticipate 2026 incentive plans will follow the Umpqua Bank model. More information will be provided well in advance of any changes. Can I buy or sell Pacific Premier Bancorp or Columbia Banking System stock now? You may continue to transact in PPBI and COLB stock as long as (i) you are not in possession of material nonpublic information about either company, and (ii) you have not been notified that you are in a trading restricted period. Please contact Ron Nicolas or Steve Arnold if you have questions about the PPBI Insider Trading Policy. Medical Prescription Vision Dental Business Travel Accident Life Insurance Accidental Death and Dismemberment Long Term Disability Employee Assistance Program Flexible Spending Plan 401(k) Plan Employee stock purchase plan Tuition Assistance Paid Vacation Holiday Pay Personal Day Pay Sick Leave

10 Client Information What does this mean for clients? This transaction allows us to expand the suite of solutions available to our clients while retaining our relationship-based business approach and personalized service model. As part of Umpqua, we will be able to provide clients with leasing services, additional treasury management and global payments solutions, home loans, and robust personal and business wealth management solutions. Clients will also enjoy access to fiduciary trust services that complement our existing trust capabilities, as well as access to over 350 locations across the West. They will also continue to enjoy working with the same relationship managers and client-facing staff who manage their relationship today, sustaining our commitment to personalized service. Following the close, we will complete a conversion of bank systems and processes, which we anticipate occurring in the first quarter of 2026. The conversion will ensure our clients are able to fully access the benefits of Umpqua Bank’s services. Our priority is to make the transition as smooth an experience as possible. There will not be a trust system conversion. Trust clients will continue to enjoy the same custodial services and relationship managers that they do today. It’s important to remember Pacific Premier and Umpqua remain separate, independent companies until the transaction closes. The merger is subject to the satisfaction of certain closing conditions, including the receipt of shareholder and regulatory approvals, anticipated to occur later in 2025. Until that time, we are continuing to operate as normal, and clients should see no change in the way we support them. Are there any changes to client services right now? No. At this time clients can continue to utilize as they usually would with no interruption to the services they enjoy today. Clients can continue to use their debit cards, checks, online banking, apps, and all other services as they always have. Following the close of the merger, we expect a systems conversion to occur in the first quarter of 2026 with a great deal of planning, preparation, education, and communication for both our team members and clients.

11 What about clients who have a loan in process? Clients will continue to move through the same loan process they’re used to. Any changes to the loan process that occur following the close of the merger will be communicated to you well in advance. We’re eager to continue meeting the variety of lending and banking needs of our clients and our communities. What will happen to our accounts and services? Nothing will change prior to the close of the merger. A handful of changes are usually necessary at the close of the merger due to consumer regulatory requirements, however the majority of changes will occur at the time of the bank systems conversion, which is expected to occur in the first quarter of 2026. As the conversion project team moves forward, the need for any changes will become clear and we’ll make sure that you and our clients know of any changes well in advance. Pacific Premier Trust will not undergo a system conversion. Will there be any branch closures? Due to the overlap between branch locations in the Northwest, there likely will be a small number of consolidations. We will evaluate a variety of factors from location to client experience to develop a plan to consolidate these locations and combine the teams that operate them. We will share that with you as soon as possible. Can clients use branches at both banks? Not at this time. Our clients will only be able to transact business at our branches until the close of the merger. At that time, their everyday banking will be possible at any Umpqua Bank location. Instructions, procedures and training to accommodate these capabilities will be provided in advance.

12 Can clients use ATMs at both banks without a fee? Not at this time. Our clients must continue to use our ATMs to avoid a Foreign ATM Fee until the close of the merger. At that time, clients will be able to use any Umpqua Bank ATM without incurring Foreign ATM Fees. Are rates changing? Pacific Premier will continue to manage loan and deposit rates according to our processes until the close of the merger. At that time, we’ll adopt Umpqua Bank’s pricing and rate management processes. Plenty of communication about any changes will be provided in advance. How should we handle competitor threats and rumors? Competitors may attempt to use this announcement to reach out to your clients and may not represent the facts accurately. Help clients understand the true facts of the merger in a professional manner and notify your manager of misinformation that you or your clients receive. How do I escalate client questions or issues? Please continue to work with your manager or current supervisor on any questions or concerns your clients may have. What will happen with our current sponsorships and contributions? Existing sponsorships and contributions will continue as planned throughout 2025. In coming months, we will look at how we combine our community engagement programs to continue meeting the variety of needs we support today.

13 Name Change Information Why is Umpqua Bank changing their name? Columbia Bank and Umpqua Bank completed their merger in 2023. Since then, the combined bank has been operating as Umpqua Bank. The holding company and various other brands and divisions connected to the bank have been operating under the Columbia brand. These differences have created challenges. Changing the bank name to Columbia will align the company’s brands and remove marketplace and investor confusion. When will the name change occur? Umpqua is targeting a date in the fourth quarter this year and are working with internal teams to ensure they are able to meet that timeline. Their goal is to complete the name change prior to communicating with Pacific Premier clients about the systems conversion. How will the name change impact Pacific Premier clients? The name change should have little impact on Pacific Premier clients. Umpqua’s goal is to complete the name change prior to communicating with them about the conversion of accounts and services. This will help eliminate confusion.

14 Forward-Looking Statements This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/000 0887343/000088734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

15 Important Additional Information and Where to Find It In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000. Participants in the Solicitation Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/00008 8734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000152/colb-20250403.htm); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available at https://www.sec.gov/ix?doc=/ Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/ edgar/data/1028918/000155837025004551/ppbi-20250519xdef14a.htm); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

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FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available here) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available here) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward- looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

PARTICIPANTS IN THE SOLICITATION

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available here); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.